UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 20, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisitions

RSE Walcott - Controlled Subsidiary

On June 20, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Waypoint Walcott Denver Sub, LLC (“RSE Walcott Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $2,700,000, which is the initial stated value of our equity interest in the RSE Walcott Controlled Subsidiary. The RSE Walcott Controlled Subsidiary used the proceeds to start the development of a single stabilized multifamily property that is expected to total 122 units (91,811 rentable square feet) and will be located at 2920 West 29th Ave, Denver, CO 80211 (the “RSE Walcott Property”). The RSE Walcott Controlled Subsidiary is anticipating redeeming the RSE Walcott Controlled Subsidiary Investment via sale or refinance by June 20, 2021. The RSE Walcott Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Walcott Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. This transaction will represent our sixth transaction with Waypoint; however, other than with regard to these transactions, neither our Manager nor we are affiliated with Waypoint.

Pursuant to the agreements governing the RSE Walcott Controlled Subsidiary Investment (the “RSE Walcott Operative Agreements”), our consent is required for all major decisions regarding the RSE Walcott Property. In addition, pursuant to the RSE Walcott Operative Agreements, we are entitled to receive a minimum 11.0% per annum economic return on our RSE Walcott Controlled Subsidiary Investment, with 6.0% paid current and the remainder accrued. In addition, an affiliate of our sponsor earned an origination fee of approximately 1.5% of the RSE Walcott Controlled Subsidiary Investment.

The RSE Walcott Controlled Subsidiary is expected to redeem our RSE Walcott Controlled Subsidiary Investment by June 20, 2021 (the “RSE Walcott Redemption Date”). The RSE Walcott Controlled Subsidiary does have the ability to extend the RSE Walcott Redemption Date with one 24-month extension subject to certain conditions. In the event that the RSE Walcott Controlled Subsidiary Investment is not redeemed by the RSE Walcott Redemption Date or is not extended by the RSE Walcott Redemption Date, pursuant to the RSE Walcott Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Walcott Property outright. The RSE Walcott Controlled Subsidiary may redeem our RSE Walcott Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Walcott Controlled Subsidiary Investment.

Simultaneous with the RSE Walcott Controlled Subsidiary Investment, senior financing was provided through a $21,000,000 senior secured loan from Texas Capital Bank (the “RSE Walcott Senior Loan”). The loan features a 3-year term with a maturity date of June 20, 2021 and 3-years interest-only at a floating rate of 1-month LIBOR + 3.00%. The RSE Walcott Senior Loan also features one, 24-month extension period. In aggregate with the RSE Walcott Senior Loan, the RSE Walcott Controlled Subsidiary Investment features an approximate LTC of 63.7%, based on a $37,188,000 construction budget, with approximately $13,488,000 of equity junior to the RSE Walcott Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE Walcott Senior Loan plus the amount of the RSE Walcott Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE Walcott Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC for ground up development properties.

Waypoint expects to break ground on the property in June/July 2018, and the property is expected to be completed in November 2019. The property is expected to consist of one five-story wood frame building over an underground parking structure and will include 91,811 square feet of rentable area. The units are planned to be divided between studios, one-bedroom, one and one-half bedroom, and two-bedroom units.

The Denver market presents a strong opportunity arising from strong population growth and solid multifamily market fundamentals. As of 2016, Denver was the 19th most populous city in the United States, and population growth has been growing rapidly (15% between 2010 and 2016). Unemployment in Denver has been strong, dipping as low as 2.5% recently.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 26, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     June 26, 2018